Investment Policy Change
During the past fiscal year, the funds Board of Directors approved an investment policy change allowing the fund to invest up to 5% of its total assets in municipal securities that are, at the time of purchase, either rated lower than investment grade or, if unrated, determined to be of comparable quality. These securities are commonly referred to as high yield securities or junk bonds.
Prior to this change, all of the funds municipal security investments had been, at the time of purchase, either rated investment grade or, if unrated, determined to be of comparable quality. The fund will not invest in municipal securities that, at the time of purchase, are rated lower than B or are unrated and determined to be of comparable quality. If the rating of a security is reduced or discontinued after purchase, the fund is not required to sell the security, but it may consider doing so. The funds investments in high yield securities (rated and unrated) and investment-grade quality unrated securities will not exceed, in the aggregate, 25% of the funds total assets (not including unrated securities that have been pre-refunded with U.S. Government securities and U.S. Government agency securities). All determinations regarding the credit quality of unrated securities are made by USBAM.
High yield securities generally have more volatile prices, carry more risk to principal and may be more susceptible to real or perceived adverse economic conditions than investment grade securities. In addition, the secondary market for high yield securities may be less liquid than for investment grade securities. When the fund purchases unrated securities, it will depend on USBAMs analysis of credit risk without the assessment of an independent rating organization, such as Moodys Investors Service or Standard & Poors.